

December 20, 2011

<u>Via E-mail</u>
J. Scott Di Valerio
Chief Financial Officer
Coinstar, Inc.
1800 114th Avenue SE
Bellevue, WA 98004

   Re: **Coinstar, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed February 10, 2011
      Form 10-Q for the Fiscal Quarter Ended September 30, 2011
      Filed October 27, 2011
      File No. 000-22555

Dear Mr. Di Valerio:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

DVD Services, page 26

1. We note that you refer to product gross margin which is computed as DVD Services segment revenue less DVD product costs. Please tell us the major cost elements that comprise DVD product costs. In addition, tell us why such margin information is provided to investors and how you use such information.

Form 10-Q for the Quarter Ended September 30, 2011

Note 15. Commitments and Contingencies, Other Contingencies, page 24

2. Please refer to the last paragraph. Tell us in detail the circumstances that required you to recognize loss contingencies for your supply agreements. In addition, tell us how you determined the aggregate range of reasonably possible losses related to these agreements and how you concluded that additional disclosures were not necessary. We note your disclosures on pages 42 and 72 of your Form 10-K.

Management's Discussion & Analysis…, page 25

3. The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please revise your management's discussion and analysis to provide, to the extent practicable, a reasonably detailed and quantitative analysis of all known material trends or uncertainties. For example, address management's assessment of the changes in same store sales growth in your redbox division, as well as the slowing rate of growth in the number of your DVD kiosks. Your disclosure should contemplate whether such trends reflect long-term limitations on the market penetration of your product. Also revise your disclosure to assess the recent decline in total Coinstar transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Celeste Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director